ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

05013176

File No. 82-34673
December 7, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated November 18, 2005 and entitled "Notice Concerning Result of Tender Offer of Own Shares and Change in Principal Shareholder";

2. Semi-Annual Business Report for Fiscal Year 2005; and

3. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Translation]

November 18, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Result of Tender Offer of Own Shares and Change in Principal Shareholder

Notice concerning result of tender offer for purchase of its own shares pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code and the provisions of the Articles of Incorporation is provided, as described below.

Notice is concerning change in principal shareholder of the Company due to such tender offer is also provided.

Contents

I. Result of Tender Offer

1. Outline of the Tender Offer

(1) Name and Location of the Tender Offeror:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2) Class of Shares, Etc. Purchased:

Shares of common stock

(3) Tender Offer Period:

Twenty one days, from October 28, 2005 (Friday) to November 17, 2005 (Thursday)

(4) Tender Offer Price:

11,000 yen per share

2. Number of Share Certificates Tendered and Number of Share Certificates, Etc. to be Purchased

The Company will purchase all of the tendered share certificates since the total number of the share certificates tendered does not exceed the number of shares to be purchased (4,500,000 shares).

Total number of tendering shareholders	Total number of shares tendered	Total number of shares purchased	Total number of shares to be returned
17	4,320,400 shares	4,320,400 shares	None

3. Method and Commencement Date of Settlement

(1) Name and Location of Head Office of Securities Company or Bank Handling Settlement of the Purchase, Etc.:

Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(2) Commencement Date of Settlement:

November 25, 2005 (Friday)

(3) Method and Place of Settlement

A notice of purchase by tender offer will be mailed to the address of the tendering shareholder (or the standing proxy in the case of non-Japanese shareholders) promptly after the end of the Tender Offer Period. The purchase will be conducted in cash. The purchase price less applicable withholding tax will be remitted by Nomura Securities Co., Ltd. to the place designated by the tendering shareholder or be paid at the head office or branch offices in Japan of Nomura Securities Co., Ltd., without delay after the commencement date of settlement.

4. Places at which Copies of the Tender Offer Report are Available for Public Inspection

Nomura Research Institute, Ltd.: 6-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Tokyo Stock Exchange, Inc.: 2-1, Nihonbashi Kabutocho, Chuo-ku Tokyo

II. Change of Principal Shareholder

1. Reason for the Change

As a result of the tender offer mentioned above, there is a change in the principal shareholder of the Company. The change is as described below.

2. Names, etc. of the Relevant Shareholder

(1) Name:

Nomura Facilities, Inc.

(2) Location of the Head Office:

7-2, Nihonbashi-honcho 1-chome, Chuo-ku, Tokyo

(3) Representative:

Satoru Ito, President

(4) Principal Description of Business:

Leasing and management of real estate

3. Number of Voting Rights of the Relevant Shareholder (Number of Shares Held) and Percentage to Total Shareholders' Voting Rights

	Number of Voting Rights (Number of Shares Held)	Percentage to Total Shareholders' Voting Rights	Rank among Large Shareholders
Before the change (as of September 30, 2005)	77,200 (7,720,000 shares)	17.2%	Second
After the change	37,200 (3,720,000 shares)	9.2%	Second

(Notes) 1. The number of shares deducted from the total number of shares outstanding as nonvoting shares:

Before the change (as of September 30, 2005): 96,800 shares
After the change: 4,400,800 shares

The number of shares deducted from the total number of shares outstanding as nonvoting shares after the change is calculated from the number of shares before the change, taking into account the number of own shares of the Company acquired or disposed during the period from October 1, 2005 to November 17, 2005 (including the number of its own shares purchased in this tender offer).

2. Total number of shares outstanding as of September 30, 2005: 45,000,000 shares

3. The Company is not included in the rank among large shareholders.

4. Effective Date of the Change

November 25, 2005 (scheduled)

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

File No. 82-34673

For Fiscal Year 2005

SEMI-ANNUAL BUSINESS REPORT

April 1, 2005 through September 30, 2005

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

TO OUR SHAREHOLDERS

The greetings of Akihisa Fujinuma, President, CEO & COO of the Company, an overview of economic conditions in Japan and the results of operations of the Company for the six months ended September 30, 2005 are included.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen except for per share data)

	For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the six months ended September 30, 2005
Sales	1,133	1,151	1,325
Operating Profit	121	123	164
Current Profit	124	129	173
Net Profit	78	68	103
EPS (Net Profit per Share) (yen)	175	152	230
Dividends per Share (yen)	—	20	50

RESULTS OF OPERATIONS (Consolidated)

Sales by Sector

Breakdown of sales by sector is shown in the form of graph. Comparisons to the amounts of the same period of the previous year are also mentioned.

Sales by Segments

A brief description of the System Solution Services and the Consulting & Knowledge Services is provided. Sales of the System Solution Services increased by 15.8% to 111.2 billion yen. Sales of the Consulting & Knowledge Services increased by 11.1% to 21.2 billion yen.

Breakdown and the amounts of sales for the period in the Company's business by category of service, and changes in sales of each of System Solution Services and Consulting & Knowledge Services are shown in the form of graphs.

Summary Consolidated Statement of Income

(Millions of yen)

	For the six months ended September 30, 2004	For the six months ended September 30, 2005	Changes
Sales	115,167	132,502	+17,335
Cost of sales	86,844	99,110	+12,265
Gross profit	28,322	33,392	+5,070
Selling, general and administrative expenses	16,003	16,932	+929
Operating profit	12,319	16,460	+4,141
Non-operating profit and loss	607	923	+316
Current profit	12,926	17,383	+4,457
Extraordinary profit and loss	-1,564	-298	+1,265
Net profit before tax, etc.	11,362	17,085	+5,723
Income taxes, etc.	4,480	6,714	+2,234
Net profit for the current period	6,882	10,370	+3,488

Summary Consolidated Balance Sheet

	For the six months ended September 30, 2004 (As of September 30, 2004)	For the six months ended September 30, 2005 (As of September 30, 2005)
		(Millions of yen)
Current assets:	120,510	135,154
Fixed assets:		
Tangible fixed assets	38,061	37,805
Intangible fixed assets	33,193	21,921
Investment and others	110,099	126,158
Total fixed assets	181,353	185,886
Total Assets	301,864	321,040
Current liabilities:	40,021	46,075
Fixed liabilities:	39,391	35,709
Total Liabilities	79,412	81,784
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	161,497	176,788
Net unrealized gains on securities	28,044	30,395
Equity adjustment from foreign currency translation	-483	-354
Treasury stock	-6	-973
Total Shareholders' Equity	222,451	239,255
Total Liabilities and Shareholders' Equity	301,864	321,040

Summary Consolidated Statement of Cash Flows

(Millions of yen)

	For the six months ended September 30, 2004	For the six months ended September 30, 2005	Changes
Cash flow from operating activities	4,882	11,473	+6,590
Cash flow from investing activities	-46,339	-16,521	+29,817
Cash flow from financing activities	-1,903	-4,684	-2,780
Effect of exchange rate changes on cash and cash equivalents	330	90	-239
Net increase (or decrease) in cash and cash equivalents	-43,029	-9,641	+33,387
Cash and cash equivalents at beginning of the period	96,812	38,677	-58,134
Cash and cash equivalents at end of the period	53,782	29,035	-24,747

SPECIAL TOPICS

Forum "Dream Up the Future 2005" is highlighted.

RECENT TOPICS

Several corporate achievements of the Company are highlighted, including:

- the Company chosen by the security analysts as one of the excellent companies in corporate disclosure for the third consecutive year (announced on September 30, 2005);
- announcement of merger with NRI Data Services, Ltd. (announced on September 16, 2005);
- establishment of an office in Beijing as a base for consulting business (announced on September 9, 2005);
- investment in President Information Corporation, a systems subsidiary of Taiwan's largest distributive firm President Chain Store (announced on September 7, 2005);

- Matsushita Electric Works, Ltd. formulates "VOC 21", an information system for analysis of customers' voice, using NRI's system (announced on August 25, 2005);

- Mizuho Bank, Ltd. and Monex Beans Securities Co., Ltd. commence "Online Brokerage Service" using NRI's aggregation technology (commenced on July 29, 2005); and

- commencement of provision of formulation support system of business continuance plan upon occurrence of earthquakes (announced on July 28, 2005).

RESULTS FROM SHAREHOLDER POLL

Responses to a shareholder poll, which was enclosed in the Annual Business Report for Fiscal Year 2004, on articles in which shareholders are interested, frequency of issuance of Business Report and requests to the Company are introduced.

PUBLICATIONS

Recent publications written by NRI employees are introduced.

COMPANY DATA (as of September 30, 2005)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Shares

The number of authorized share capital and number of outstanding shares are mentioned.

Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

Status of Employees by Qualification

The numbers of employees by title or qualification thereof are mentioned.

Officers (as of October 1, 2005)

The names of 8 Directors, 5 Corporate Auditors and 24 Corporate Vice Presidents are mentioned.

Stock Price Information

Changes in stock price and trading volume for the period from April 2003 to September 2005 are shown in the form of graph.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on November 9, 2005. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Tender Offer Report

A Tender Offer Report has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on November 18, 2005. The tender offer report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the head office of NRI for a certain period.

Extraordinary Report

An Extraordinary Report dated November 18, 2005 regarding change in principal shareholder due to tender offer of own shares, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-4 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. has been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Report of Substantial Shareholding

A Report of Substantial Shareholding concerning change in shareholding ratio of the Company due to purchase of its own shares has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on November 18, 2005. A report of substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.